Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: June 10, 2021

Companies Origin Materials bets on decarburization Partnerships, upcoming SPAC create momentum for carbon-negative PET, PEF ~ Rebecca Coons All told, Origin has $1.9 billion in executed offtake agreements in its backlog, Bissell says. litigating climate change will require Origin is prioritizing PET in the near-term, a revolution in how the world because there is no market risk. “Customers Mgenerates materials. This was the can use it in their existing supply chain, they premise behind the founding of Origin don’t have to redesign anything or retool Materials (West Sacramento, California) in anything,” he adds.” That means that we 2008. Because incremental improvements don’t have to worry about adoption cycles.” will not be sufficient, Origin Materials Entering the market with PET- a products must fulfil three ambitious high·volume, low margin product-requirements: be carbon negative enough to runs counter to many strategies in supply chain. solve for climate, flexible enough to trans· biobased chemicals. “The question form many industries, and economically involved have put real money into there is really one of economics, sustainable. the effort.. “[And] it’s not just like right?” Bissell says. “If you have a Origin Materials has spent the last thirteen they wrote a check and walked away. really Low-cost platform, which we years developing a platform for turning the There are many parts of the alliance do, we get plenty of margin going carbon found in forestry biomass into that are engaged actively with us on a after a large market like PET. And, chloromethylfurfural (CMF) and hydrother· regular basis.” Even for an established Jet’s be realistic: if your goal is to mal carbon. These chemically Oexible product like PET, all the pieces of the make an impact-because at the intermediates can be used to create many value chain have to be put together. BISSELL: Goa II.. lower end of the day we are focused on carbon footprint. different products, including Origin’s first “It makes a huge difference to making an impact, not just building target molecule-polyethylene terephthalate coordinate it with the end customers instead of an attractive business-picking a target that (PET), a widely used material with the largest just treating it like a cog in this system!’ is 0.1% of the global materials market by and most established recycling infrastructure. Origin also has a supply agreement with volume ... is not going to make a massive Through the Natural Bottle Alliance Packaging Matters, a consortium fool food difference.” research consortium, Origin has strategic companies and customers. Initially, Packaging Longer-tern, Bissell expects PEF to relationships with three of the world’s largest Matters will transition its virgin petroleum· gradually replace PET. PEF is expected to have buyers of PET- Nestle Waters, Oanone, and based PET purchases to carbon ·negative PET better barrier properties than PET, and be Pepsi. Combined these three companies from Origin Materials. As the companies make both recyclable and degradable. “Recyclability consume 4.75 million metric tons of plastic progress on developing applications for is extremely important and should be used annually, which is the output of roughly 20 polyethylene furanoate (PEF)-a polymer whenever possible, but offering improved commercial scale facilities. which ma)• have improved degradability that degradability also has an important role,” To fund scale up, the company announced can also be made from CMF-some or Bissell says. “When materials leak out of our in February 2021 that it would merge with potentially all of the supply is expected to end·of·life-management streams into the Artius, a publicly listed special purpose transition to PEF. ocean or the environment, having those acquisition company (SPAC) with S725 materials be degradable is vital.” million in trust. The deal is expected to close Beyond packaging Origin Materials uses forest products as by the end this month. Cofounder and Origin has partnered with Solvay to develop feedstock, but Bissell believes the bio based co· CEO john Bissell tells CW this is the right specialty polyamide-s for internal combustion chemicals sector should change the language time to go public because of “overwhelming” engine technology as well as e-mobility surrounding its products. “I think one of the demand for carbon-negative materials that systems like e-motors and power electronics mistakes the industry made before was has accelerated dramatically over the last that can provide resistance to heat, tough· focusing on the “bio” part, which I think is 12-18 months. “Origin 2 will be the first ness, corrosion, and operate at high voltages. pretty irrelevant,” he adds. “Bio is just a way world scale project,” Bissell adds. Startup is Origin has also partnered withies Much to accomplish something, specifically a lower expected in mid· 2025, he adds. Origin 1, Asphalt, rhea largest commercial asphalt carbon footprint. Whether you are getting a meanwhile, is expected to be operating by the producer in southern Africa, to develop and lower carbon footprint because your end of 2022 at Sarnia, Ontario. sell low-carbon asphalt. Another partnership sequestering carbon dioxide out of the air and The Natural Bottle Alliance is a way to with Prim aloft targets insulating fibers for incorporating it into a product somewhere, or bring together all of Origin’s large, early apparel applications, including for leading you’re getting a lower-carbon footprint customers to jointly build up the supply chain outdoor, fashion, and lifestyle brands, plus because you are using a bio based feedstock, l and deploy the technology, Bissell says. “It home goods applications such as hypoaller- don’t think it really matters. What matters is keeps us all tightly coordinated.” The brands genic insulated bedding. that you have a lower carbon footprint.” • chemweek.com 31 May/7 June 2021 I Chemical Week I 31

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational in 2022 with a second commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination transaction, Artius filed an amended registration statement on Form S-4 (the “Registration Statement”) with the SEC on May 3, 2021, which includes a proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s shareholders and Origin Materials’ stockholders in connection with the proposed transaction. The Registration Statement was declared effective on May 27, 2021, and the definitive proxy statement/prospectus and other proxy materials were mailed on or about June 1, 2021 to Artius’s shareholders of record as of May 19, 2021. Investors and security holders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the shareholders of Artius or stockholders of Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’s shareholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Artius and Origin Materials presently do not know, or that Artius and Origin Materials currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Artius’s and Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Artius and Origin Materials anticipate that subsequent events and developments will cause its assessments to change. However, while Artius and Origin Materials may elect to update these forward-looking statements at some point in the future, Artius and Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Artius’s and Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons who may be deemed participants in the solicitation of proxies in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Materials

Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668